Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a supplementary script to be used for telephone calls to participants in Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

TELEPHONE OUTREACH – SUPPLEMENTAL CALL SCRIPT

-	Did you receive the consent form and the special “How to Vote” guide which we mailed to you earlier this week? If not, would you like us to overnight one to you today?
-	If you did receive it, have you filled out the consent form and mailed it back?
¡	When do you plan to focus on this?
¡	Do you have any question about the consent form or the Malkin Holdings proposals that I can answer now for you?
¡	Would you like to fill out the consent form now while I am on the phone and can answer any questions for you?
¡	Do you have someone assisting you with your review? Would you like us to speak to them directly? Would you like us to send them directly the consent forms and our prior mailings?
¡	Would you like to schedule an appointment for us to call to help you fill out the form at a time that is convenient for you.
¡	Are there any issues or concerns that you would like to discuss with Malkin Holdings directly?

     If yes, what are they?

     What would time would be convenient?

-	Conclude the call by reading them a message:

“Malkin Holdings has always seen its investors as part of a family, and the mission of Malkin Holdings is to preserve and enhance the value of your investment. Malkin Holdings firmly believes the proposed transaction offers great benefits and is the best path forward. Please mail your consent back today to make your vote count”

LEGEND

We urge participants to review the Registration Statement on Form S-4, the proxy/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. Participants can obtain them without charge on the Securities and Exchange Commission’s website at www.sec.gov. Participants can also obtain without charge a copy of the prospectus/ consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.